December 15, 2011

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration Statement No. 333-161736

(Relating to Preliminary Prospectus Supplement dated December 14, 2011 and the Prospectus dated September 17, 2009)

We have filed a registration statement and a preliminary prospectus supplement (including an accompanying prospectus) with the Securities and Exchange Commission, or SEC, which are referenced above. You should read the preliminary prospectus supplement and accompanying prospectus and other documents we have filed with the SEC for more complete information about us and the offering of our units to which this issuer free writing prospectus relates. You may obtain these documents for free on the SEC website at www.sec.gov. You may also access the preliminary prospectus supplement and accompanying prospectus related to the offering by clicking on the following link: http://www.sec.gov/Archives/edgar/data/1382911/000119312511341066/d269423d424b5.htm. Alternatively, the preliminary prospectus supplement and accompanying prospectus may be obtained from Leerink Swann LLC, Attention: Syndicate Department, One Federal Street, 37th Fl., Boston, MA 02110 or by calling Leerink Swann LLC, toll free, at 1-800-808-7525, Ext. 4814. The following information supplements and updates the information contained in the preliminary prospectus supplement and accompanying prospectus.

Issuer:	Orexigen Therapeutics, Inc.

Units offered by us:	5,646,173 units, with each unit consisting of one share of our common stock and a warrant to purchase up to ten shares of our common stock (for an aggregate of 5,646,173 shares of common stock and up to 56,461,730 shares of common stock issuable upon exercise of the warrants).

Public offering price per unit:	$1.45 per share of our common stock and $14.49 per warrant to purchase ten shares of our common stock, which together comprise the purchase price of $15.94 per unit.

Net proceeds:	We estimate that we will receive net proceeds of approximately $86.9 million from the sale of the units offered in this offering, after deducting the underwriting discounts and commissions and estimated offering costs payable by us and excluding the proceeds, if any, from the exercise of the warrants issued pursuant to this offering.

Common stock to be outstanding after this offering:

53,730,865 shares, which is based on 48,084,692 shares outstanding as of September 30, 2011, and excludes:

•       10,539,708 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2011, at a weighted average exercise price of $1.99 per share;

•       11,914,273 shares of common stock reserved for future issuance under our 2007 equity incentive award plan as of September 30, 2011; and

•       56,461,730 shares of common stock issuable upon the exercise of the warrants offered by us in this offering, at an exercise price of $0.001 per share.

No overallotment option:	The underwriter will not have an option to purchase any additional units in this offering.

Potential purchases by entities affiliated with certain of our directors:	Domain Associates, L.L.C. and Montreux Equity Partners, or funds affiliated with them, each of which is a current stockholder and affiliated with members of our board of directors (Eckard Weber, M.D. and Brian H. Dovey in the case of Domain and Daniel K. Turner III in the case of Montreux) have indicated an interest in purchasing an aggregate of 469,147 and 57,204 units, respectively, in this offering at the public offering price. Although we anticipate that these stockholders will purchase, and that the underwriter will sell to the stockholders, all of these units, indications of interest are not binding agreements or commitments to purchase and such stockholders may determine to purchase fewer or no units in this offering and the underwriter may determine to sell fewer or no units in this offering to such stockholders.

Dilution:	After giving effect to our sale in this offering of 5,646,173 units at the public offering price of $15.94 per unit and the issuance of an aggregate of 56,461,730 shares of common stock upon the assumed exercise in full of the warrants issued pursuant to this offering, and after deducting underwriting discounts and commissions and estimated offering costs payable by us, our pro forma net tangible book value as of September 30, 2011 would have been $102.7 million, or $0.93 per share of our common stock. This represents an immediate increase of net tangible book value of $0.60 per share to our existing stockholders and an immediate dilution of $0.52 per share to investors purchasing units in this offering.

Description of the warrants:

Form. The warrants will be issued as individual warrant agreements to the investors. You should review a copy of the form of warrant, which will be filed with the SEC by us as an exhibit to a Current Report on Form 8-K in connection with this offering, for a complete description of the terms and conditions applicable to the warrants.

Exercisability. The warrants are exercisable at any time on or after their issuance, expected to be December 22, 2011, and at any time up to the date that is ten years after issuance, expected to be December 22, 2021. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice, and such holder will receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the warrant. No fractional shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price. The holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

Exercise Price. Each warrant represents the right to purchase ten shares of common stock at an exercise price equal to $0.001 per share, subject to adjustment as described below. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not plan on making an application to list the warrants on the Nasdaq Global Market, any other national securities exchange or other nationally recognized trading system.

Fundamental Transactions. If we consummate any merger, consolidation, sale or other reorganization event in which our common stock is converted into or exchanged for securities, cash or other property, then following such event, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such reorganization event.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.